                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

 RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES ACT OF
                                      1934
                                (Amendment No. 1)

                                 AGENCY.COM LTD.
                -------------------------------------------------
                                (NAME OF ISSUER)

                             SENECA INVESTMENTS LLC
                      E-SERVICES INVESTMENTS AGENCY SUB LLC
                                 AGENCY.COM LTD.
                -------------------------------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                -------------------------------------------------
                         (TITLE AND CLASS OF SECURITIES)

                                    008447104
                -------------------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               MICHAEL P. TIERNEY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             SENECA INVESTMENTS LLC
                               437 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 415-3787
                -------------------------------------------------
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                    PERSON AUTHORIZED TO RECEIVE NOTICES AND
                    COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                FILING STATEMENT)

                                   COPIES TO:

      LYLE G. GANSKE           JAMES IMBRIACO          ERNEST S. WECHSLER
JONES, DAY, REAVIS & POGUE     AGENCY.COM LTD.  BROBECK, PHLEGER & HARRISON LLP
    901 LAKESIDE AVENUE       20 EXCHANGE PLACE          1633 BROADWAY
   CLEVELAND, OHIO 44114   NEW YORK, NEW YORK 10005   NEW YORK, NEW YORK 10019
      (216) 586-3939             (212) 358-2600          (212) 581-1600

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer.

d. [ ]  None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
================================================================================
         Transaction Valuation*                   Amount of Filing Fee
--------------------------------------------------------------------------------
             $57,550,724                               $11,510
================================================================================

* For purposes of calculating the filing fee only. The transaction valuation was based on the sum of (1) the product of 15,073,446 shares of common stock of AGENCY.COM Ltd. and the merger consideration of $3.35 per share and (2) the difference between the merger consideration of $3.35 per share and the exercise price per share of each of the 10,337,068 shares of AGENCY.COM Ltd. common stock subject to outstanding options, provided that the difference is greater than zero. In accordance with Rule 0-11 of the Exchange Act, the filing fee was determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50 of one percent.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

     Amount Previously Paid:  $11,457          Filing Party:  AGENCY.COM Ltd.
     Form or Registration No.: Schedule 14A    Filing Date:   July 10, 2001

                                 SCHEDULE 13E-3

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and relates to the Agreement and Plan of Merger (the "Merger Agreement") dated as of June 26, 2001 among AGENCY.COM Ltd. (the "Company"), Seneca Investments LLC ("Seneca") and E-Services Investments Agency Sub LLC, a wholly owned subsidiary of Seneca ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company being the surviving corporation (the "Merger"). This
Schedule 13E-3 is being jointly filed by and on behalf of Seneca, Merger Sub the Company.

      Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act, relating to the special meeting of stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. A copy of the preliminary Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

      The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing party was supplied by such filing party and no other filing party takes responsibility for the accuracy of such information.

ITEM 1. SUMMARY TERM SHEET.

      The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting" and "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The information contained in the section of the Proxy Statement entitled "Summary Term Sheet--The Companies" is incorporated herein by reference. The Company is the issuer of the class of equity securities which is the subject of this Rule 13e-3 transaction.

      (b) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--The Special Meeting--Record Date for Voting" and "Introduction--Voting Rights; Vote Required for Approval" is incorporated herein by reference.

      (c) The information contained in the section of the Proxy Statement entitled "Information About Agency--Comparative Market Price Data" is incorporated herein by reference.

      (d) The information contained in the section of the Proxy Statement entitled "Information About Agency--Dividends" is incorporated herein by reference.

      (e) The information contained in the sections of the Proxy Statement entitled "Information About Agency--Description of the Business of Agency--Our Corporate History" and "Information About Agency--Management's Discussion and Analysis of Financial Condition and Results of Operation --Liquidity and Capital Resources" is incorporated herein by reference.

      (f) The information contained in the sections of the Proxy Statement entitled "Special Factors--Prior Stock Purchases,""Special
Factors--Background of Merger--Seneca's Formation" and "Special
Factors--Background of Merger--Share Purchase Agreement" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a)-(c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--The Companies," "Other Matters--Security Ownership of Certain Beneficial Owners and Management," "Special Factors--Background of Merger--Seneca's Formation," "Special Factors--Background of Merger--Share Purchase Agreement," "Special Factors--Relationships Among Seneca, Omnicom and Agency," "Special Factors--Relationships Among Seneca, Omnicom and Our Directors and Officers" and "Other Matters--Directors and Officers of Agency, Seneca, Omnicom and Pegasus" is incorporated herein by reference.

      DIRECTORS AND OFFICERS OF SENECA INVESTMENTS LLC. Set forth in the table below are the (i) name, (ii) current principal occupation or employment, and the name and principal business of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the last five years, and the name and principal business of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of Seneca. Each person's principal business address is 437 Madison Avenue, New York, New York 10022. The phone number of Seneca is (212) 415-3787.


      Name                    Principal Occupation or Employment
      ----                    ----------------------------------

      Michael P. Tierney      Chief Executive Officer and Director, Seneca from
                              May 2001 to present; President, Communicade Inc.,
                              a former investment subsidiary of Omnicom, from
                              October 2000 to May 2001; prior thereto, Managing
                              Director, Ecoban Finance Ltd., a merchant bank
      Gerard A. Neumann       Vice President, Chief Financial Officer, Treasurer
                              and Secretary, Seneca from May 2001 to present;
                              Managing Director, Vice President and Treasurer of
                              Communicade Inc. from January 2000 to May 2001;
                              Chief Financial Officer, Communicade Inc. from
                              July 1997 to May 2001; prior thereto, Director of
                              Finance and Planning, Prodigy Services Corp., an
                              online service

         DIRECTORS AND OFFICERS OF AGENCY.COM LTD. Set forth in the table below are (i) the name, (ii) current principal occupation or employment, and the name and principal business of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the last five years, and the name and principal business of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of Agency. Each person's principal business address is 20 Exchange Place, New York, New York 10005. The phone number of Agency is (212) 358-2600.

NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT
Chan Suh                      President, Chief Executive Officer and Chairman of the
                              Board of Directors, Agency, from February 1995 to present
Kyle Shannon                  Director, Agency, from February 1995 to present; Executive Vice
                              President, Agency, from June 2001 to present; Chief People Officer,
                              Agency, from January 2000 to May 2001
Kenneth Trush                 Director, Agency, from September 1996 to present; Executive Vice
                              President, Agency, from July 1997 to present;
                              Executive Vice President for Corporate Development, Agency, from
                              November 1999 to present; Chief Financial Officer and Treasurer,
                              Agency, from July 1997 to November 1999; Director, EdgeMatrix Pte.
                              Ltd.; Director, AVIO, Inc.
Charles Dickson               Executive Vice President and Chief Financial Officer,
                              Agency, from November 1999 to present; Treasurer, Agency, from
                              February 2000 to present; Executive Vice President and Chief
                              Financial Officer, WinStar Communications Inc., a provider of broadband communications services to business customers, from
                              December 1997 to October 1999; prior thereto, Chief Financial
                              Officer, General Instrument Corporation, a broadband equipment and services provider
Mary Von Herrman              Executive Vice President of Human Resources, Agency, from May 2001 to present; Vice President of Learning and Development, Agency, from
                              September 1999 to May 2001; Senior Project Manager, Accenture, from
                              September 1997 to September 1999
Eamonn Wilmott                Chairman, European Operations, Agency, from August 2000 to present;
                              President, European Operations and Managing Director of the
                              London office of Agency, from May 1997 to June 1999; prior thereto, Director, Online Magic Limited, an interactive agency
Kevin Rowe                    President of North American operations, Agency, from April 1999 to present; President, Eagle River Interactive, an interactive agency acquired by Agency, from December 1996 to April 1999;
                              prior thereto, Executive Vice President and General Manager,
                              Midwest Region of MCI Systemhouse Inc., a division of MCI
                              Communications Inc.
Michael Mathews               President of European Operations, Agency, from August 2000 to present; Chief Operating Officer and Executive Vice President
                              of European operations, Agency, from July 1999 to August 2000;
                              prior thereto, Vice President and General Manager, CKS Group,
                              Inc., an interactive professional services firm
James Imbriaco                Executive Vice President and General Counsel, Agency, from November
                              2000 to present; Secretary, Agency, from March 2001 to present;
                              Assistant Secretary, Agency, from December 2000 to March 2001;
                              Deputy General Counsel and Assistant Secretary, the Times
                              Mirror Company, and General Counsel, The Baltimore Sun
                              Company, from December 1998 to September 2000; prior thereto,
                              Vice President and General Counsel of Matthew Bender &
                              Company, Inc.
Lawrence Krakauer             Chief Technology Officer, Agency, from April 1999 to present;
                              Chief Technology Officer, Quadris Consulting, from July 1998 to
                              April 1999, President of Quadris Consulting, which began as a division of JYACC, Inc., a software product and information technology consulting company from January 1995 to April 1999
Michael J. Jackson            Vice President, Agency, from June 2001 to present; Corporate
                              Controller, Agency, from August 1999 to present; Principal
                              Accounting Officer, Agency, from May 2000 to present
John D. Wren                  Director, Agency, from September 1996 to present; Chief Executive
                              Officer and President of Omnicom, from 1997 to present; prior thereto, President, Omnicom and Chairman, Diversified Agency Services
                              Division of Omnicom
Jeffrey Rayport               Director, Agency, from December 1999 to present; associate professor of business administration in the Service Management Unit at the Harvard Business School, from September 1991 to present;
                              Chief Executive Officer, Marketspace, LLC, a Monitor Group
                              Company, from October 1998 to present
Thomas DeLong                 Director, Agency, from December 1999 to present; senior lecturer and professor of management at the Harvard Business School, from January 1997 to present; Chief Development Officer and head of Human Resources, Morgan Stanley, from 1993 to December
                              1996

      DIRECTORS AND OFFICERS OF PEGASUS E-SERVICES HOLDINGS LLC, PEGASUS PARTNERS II, LP, PEGASUS INVESTORS II, LP AND PEGASUS INVESTORS II GP, LLC. Set forth in the table below are the (i) name, (ii) current principal occupation or employment, and the name and principal business of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the last five years, and the name and principal business of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of Pegasus E-Services Holdings LLC, a Delaware limited liability company ("Holdings"), Pegasus Partners II, LP, a Delaware limited partnership ("Pegasus Partners"), Pegasus Investors II, LP, a Delaware limited partnership ("Pegasus LP"), and Pegasus Investors II GP, LLC, a Delaware limited partnership ("Pegasus GP"). Each person's principal business address is 99 River Road, Cos Cob, Connecticut 06807. All of the following have held their positions for at least five years except as specified below. Pegasus GP is the general partner of Pegasus LP and is principally engaged in the business of serving as the general partner of Pegasus LP. Pegasus LP is the general partner of Pegasus Partners and is principally engaged in the business of serving as the general partner of Pegasus Partners. Pegasus Partners is principally engaged in the business of investment in securities and is the sole member and manager of Holdings. Holdings is the sole holder of Seneca's common stock.

   PEGASUS E-SERVICES HOLDINGS LLC
      Sole Member and Manager: Pegasus Partners

   PEGASUS PARTNERS II, LP
      General Partner: Pegasus LP

   PEGASUS INVESTORS II, LP
      General Partner: Pegasus GP

   PEGASUS INVESTORS II GP, LLC


      Name                    Principal Occupation or Employment
      ----                    ----------------------------------

      Craig Cogut             President of Pegasus GP and certain of its
                              affiliates
      Andrew Bursky           Vice President, Pegasus GP and certain of its
                              affiliates from June 1999 to present; prior
                              thereto, Senior Managing Director of Interlaken
                              Capital, Inc., a private equity concern
      David Uri               Vice President, Pegasus GP and certain of its
                              affiliates from June 1999 to present; Vice
                              President, The Jordan Company, LLC, a private
                              equity firm, from December 1997 to June 1999;
                              prior thereto, Principal, EXOR America, Inc., an
                              investment holding company
      Rodney Cohen            Vice President, Pegasus GP and certain of its
                              affiliates
      Jonathan Berger         Vice President, Pegasus GP and certain of its
                              affiliates from May 1997 to present; prior
                              thereto, Vice President, UBS Securities, LLC
      Eileen Ambach           Chief Financial Officer, Pegasus Investors GP and
                              certain of its affiliates from November 1997 to
                              present; prior thereto, various positions (the
                              last of which was Senior Manager) at Deloitte &
                              Touche, LLP, an accounting firm

      DIRECTORS AND OFFICERS OF OMNICOM GROUP INC. Set forth in the table below are the (i) name, (ii) current principal occupation or employment, and the name and principal business of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the last five years, and the name and principal business of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of Omnicom Group Inc., a New York corporation ("Omnicom"). Unless otherwise set forth below, each person's principal business address is 437 Madison Avenue, New York, New York 10022. All of the following have held their positions for at least five years except as specified below.


      Name                    Principal Occupation or Employment
      ----                    ----------------------------------

      Philip J. Angelastro    Controller of Omnicom from February 1999 to
                              present; Vice President of Finance, Diversified
                              Agency Services division of Omnicom from June 1997
                              to February 1999; prior thereto, Partner, Coopers
                              & Lybrand LLP, an accounting firm.
      Richard I. Beattie      Director since 2000; Partner, Simpson, Thacher
                              & Bartlett, a law firm. Mr. Beattie's principal
                              business address is 425 Lexington Avenue, New
                              York, NY 10017.
      Bernard Brochand        Director since 1993; Vice Chairman DDB Worldwide
                              Communications Group Inc., a subsidiary of Omnicom
                              (Citizen of France). Mr. Brochand's principal
                              business address is 55 rue d'Amsterdam, 75391
                              Paris Cedex 08, France.
      Robert J. Callander     Director since 1992; Retired Chairman of Chemical
                              Banking Corporation; Retired
                              Executive-in-Residence, Columbia School of
                              Business. Mr. Callander's principal business
                              address is 29 Still Hollow Road, Lebanon,
                              NY 08833.
      James A. Cannon         Director since 1986; Vice Chairman and Chief
                              Financial Officer, BBDO Worldwide Inc., a
                              subsidiary of Omnicom. Mr. Cannon's principal
                              business address is 1285 Avenue of the Americas,
                              New York, NY 10019.
      Leonard S. Coleman, Jr. Director since 1993; Senior Advisor, Major League
                              Baseball from 1999 to present; prior thereto,
                              President, National League, Major League
                              Baseball. Mr. Coleman's principal business
                              address is 9 West 57th Street, 37th Floor,
                              New York, NY 10019.
      Bruce Crawford          Director since 1989; Chairman of Omnicom; prior
                              thereto, Chief Executive Officer of Omnicom until
                              1997.
      Susan S. Denison        Director since 1997; Partner, Cook Associates from
                              May 2001 to present; Partner, The Cheyenne Group,
                              an executive search firm, from 1999 to May 2001;
                              Partner, TASA Worldwide/Johnson, Smith & Knisely
                              from 1997 to 1999; prior thereto, Executive Vice
                              President, Entertainment and Marketing - Madison
                              Square Garden. Ms. Denison's principal business
                              address is 303 East 57th Street, New York, NY
                              10022.
      Jean-Marie Dru          Director since May 2001; President and Chief
                              Executive Officer of TBWA Worldwide Inc., an
                              Omnicom subsidiary, from April 2001 to present;
                              Chief Executive Officer of Groupe BDDP France SA
                              from 1997 to April 2001; prior thereto, Chief
                              Executive of BDDP Worldwide, an Omnicom
                              subsidiary. Mr. Dru's principal business
                              address is 488 Madison Avenue, New York, NY
                              10022.
      Peter Foy               Director since 1999; Chairman, Whitehead Mann
                              Group plc, a senior level search organization,
                              from January 1, 2001 to present; prior thereto,
                              Chairman, Baring Brothers International, the
                              corporate finance arm of ING's Investment Bank
                              (Citizen of the United Kingdom). Mr. Foy's
                              principal business address is 5 Belvedere Drive,
                              Wimbledon SW19 7BX, England.
      Michael Greenlees       Director since 2000; Executive Vice President,
                              Omnicom from March 2001 to present; President and
                              Chief Executive Officer, TBWA Worldwide, Inc., an
                              Omnicom subsidiary, from May 1998 to March 2001;
                              prior thereto, Chairman and Chief Executive
                              Officer, GGT Group plc, which was acquired by
                              Omnicom in March 1999 (Citizen of the United
                              Kingdom).
      Thomas L. Harrison      Director since 1999; Chairman and Chief Executive
                              Officer, Diversified Agency Services division of
                              Omnicom.
      Dennis E. Hewitt        Treasurer of Omnicom.
      Peter Mead              Vice Chairman of Omnicom from May 2000 to present;
                              prior thereto, Group Chief Executive, Abbot Mead
                              Vickers plc and Joint Chairman of AMV BBDO.
      John R. Murphy          Director since 1996; Vice Chairman, National
                              Geographic Society from March 1998 to present;
                              prior thereto, President and Chief Executive
                              Officer, National Geographic Society. Mr.
                              Murphy's principal business address is 3115
                              Blendon Road, Owings Mills, MD 21117.
      Robert A. Profusek      Executive Vice President from May 2000 to present;
                              prior thereto, head of transactional practice
                              group of Jones, Day, Reavis & Pogue, a global law
                              firm.
      John R. Purcell         Director since 1986; Chairman and Chief Executive
                              Officer, Grenadier Associates Ltd., a merchant
                              banking and financial advisory firm. Mr.
                              Purcell's principal business address is 14155
                              U.S. Highway One, Suite 310, Juno Beach, FL
                              33408.
      Keith L. Reinhard       Director since 1986; Chairman and Chief Executive
                              Officer, DDB Worldwide, an Omnicom subsidiary.
                              Mr. Reinhard's principal business address is
                              437 Madison Avenue, New York, NY 10022.
      Linda Johnson Rice      Director since 2000; President and Chief Operating
                              Officer, Johnson Publishing Company, Inc. Ms.
                              Rice's principal business address is 820 South
                              Michigan Avenue, Chicago, IL 60605.
      Allen Rosenshine        Director since 1986; Chairman and Chief Executive
                              Officer, BBDO Worldwide, an Omnicom subsidiary.
                              Mr. Rosenshine's principal business address is 1285
                              Avenue of the Americas, New York, NY 10019.
      Gary L. Roubos          Director since 1986; Retired Chairman, Dover
                              Corporation, a diversified industrial
                              manufacturing corporation. Mr. Roubos'
                              principal business address is P.O. Box 2641,
                              Edwards, CO 81632.
      Barry J. Wagner         General Counsel and Secretary of Omnicom.
      Randall J. Weisenburger Executive Vice President and Chief Financial
                              Officer from 1999 to present.

                              (joined Omnicom in 1998); prior thereto, President
                              and Chief Executive Officer, Wasserstein Perella
                              Management Partners, a merchant bank.
      John D. Wren            Director since 1993; Chief Executive Officer and
                              President of Omnicom from 1997 to present; prior
                              thereto, President, Omnicom and Chairman,
                              Diversified Agency Services Division of Omnicom.

None of the persons specified in, or incorporated by reference into, this Item 3 have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the past five years (except matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise disclosed in the Proxy Statement or in this Item 3, each of the persons specified in, or incorporated by reference into, this Item 3 is a United States citizens.

ITEM 4. TERMS OF THE TRANSACTION.

      (a)(1)  Not applicable.

      (a)(2) The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting," "Summary Term Sheet--The Special Meeting," "Summary Term Sheet--The Merger," "Introduction--Voting Rights; Vote Required for Approval," "Special Factors--Background of Merger," "Special Factors--Recommendations of the Special Committee and Our Board of Directors," "Special Factors--Agency's Position as to the Merger," "Special Factors--The Seneca Holders' Position as to the Merger," "Special Factors--Agency's Reasons for the Merger," "Special Factors--The Seneca Holders' Reasons for the Merger," "Special Factors--Purpose and Structure of the Merger," "Special Factors--Effects of the Merger," "Special Factors--Interests of Our Directors and Executive Officers in the Merger," "Special Factors--Relationships Among Seneca, Omnicom and Agency," "Special Factors--Relationships Among Seneca, Omnicom and Our Directors and Officers," "Special Factors--Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders," "The Merger--Accounting Treatment," "The Merger--The Merger Agreement--Consideration to be Received by Our Stockholders" and "The Merger--The Merger Agreement--Stock Options and Stock Purchase Rights" is incorporated herein by reference.

      (c) The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting," "Summary Term Sheet--The Merger--Effects of the Merger," "Summary Term Sheet--The Merger--Interests of Our Directors and Executive Officers in the Merger," "Special Factors--Effects of the Merger," "Special Factors--Interests of Our Directors and Executive Officers in the Merger," "Special Factors--Relationships Among Seneca, Omnicom and Agency," "Special Factors--Relationships Among Seneca, Omnicom and Our Directors and Officers--Share Purchase Agreement," "The Merger--The Merger Agreement--Consideration to be Received by Our Stockholders" and "The Merger--The Merger Agreement--Stock Options and Stock Purchase Rights" is incorporated herein by reference.

      (d) The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting," "Summary Term Sheet--The Merger--Appraisal Rights," "The Merger--Appraisal Rights" and in Appendix C to the Proxy Statement is incorporated herein by reference.

      (e) The information contained in the section of the Proxy Statement entitled "Other Matters--Available Information" is incorporated herein by reference.

      (f)  Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a)-(c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--The Merger--Interests of Our Directors and Executive Officers in the Merger," "Special Factors--Background of Merger," "Special Factors--Relationships Among Seneca, Omnicom and Agency," "Special Factors--Relationships Among Seneca, Omnicom and Our Directors and Officers--Share Purchase Agreement," "Special Factors--Relationships Among Seneca, Omnicom and Our Directors and Officers--Special Committee Members," "Special Factors--Relationships Among Agency and Our Directors and Officers," and "Special Factors--Interests of Our Directors and Executive Officers in the Merger" is incorporated herein by reference.

      (e) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--The Merger--Interests of Our Directors and Executive Officers in the Merger," "Special Factors--Background of

Merger," "Special Factors--Relationships Among Seneca, Omnicom and Agency--Agency, Omnicom and Seneca," "Special Factors--Relationships Among Seneca, Omnicom and Our Directors and Officers--Share Purchase Agreement," "Special Factors--Relationships Among Seneca, Omnicom and Our Directors and Officers--Special Committee Members" and "Special Factors--Interests of Our Directors and Executive Officers in the Merger" is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (b) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--The Merger--Effects of the Merger," "Special Factors--Purpose and Structure of the Merger," "Special Factors--Effects of the Merger," "The Merger--Payment of Merger Consideration and Surrender of Stock Certificates," "Special Factors--The Seneca Holders' Reasons for the Merger," "Special Factors--Agency's Reasons for the Merger," "The Merger--The Merger Agreement--Consideration to be Received by Our Stockholders" and "The Merger--The Merger Agreement--Stock Options and Stock Purchase Rights" is incorporated herein by reference.

      (c)(1)-(8) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--The Merger--Effects of the Merger," "Introduction--Proposal to be Considered at the Special Meeting," "Special Factors--Background of Merger," "Special Factors--Effects of the Merger," "Special Factors--Interests of Our Directors and Executive Officers in the Merger," "Special Factors--Relationships Among Seneca, Omnicom and Agency" and "The Merger--The Merger Agreement--Certificate of Incorporation; Bylaws; Directors and Officers of New Agency" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      (a)-(c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--The Merger--Purpose of the Merger," "Special Factors--Background of Merger," "Special Factors--Agency's Position as to the Merger," "Special Factors--Agency's Reasons for the Merger," "Special Factors--Opinion of Salomon Smith Barney," "Special Factors--Recommendations of the Special Committee and Our Board of Directors," "Special Factors--The Seneca Holders' Position as to the Merger," "Special Factors--The Seneca Holders' Reasons for the Merger," "Special Factors--Purpose and Structure of the Merger" and in Appendix B to the Proxy Statement is incorporated herein by reference.

      (d) The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting," "Summary Term Sheet--The Merger--Effects of the Merger," "Summary Term Sheet--The Merger--Interests of Our Directors and Executive Officers in the Merger," "Summary Term Sheet--The Merger--Material U.S. Federal Tax Consequences," "Special Factors--Effects of the Merger," "Special Factors--Interests of Our Directors and Executive Officers in the Merger," "Special Factors--Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders," "The Merger--Payment of Merger Consideration and Surrender of Stock Certificates," "The Merger--The Merger Agreement--Consideration to be Received by Our Stockholders," "The Merger--The Merger Agreement--Certificate of Incorporation; Bylaws; Directors and Officers of New Agency" and "The Merger--The Merger Agreement--Stock Options and Stock Purchase Rights" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE GOING-PRIVATE TRANSACTION.

      (a)-(b) The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting," "Summary Term Sheet--The Merger--Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet--The Merger--Opinion of Salomon Smith Barney," "Summary Term Sheet--The Merger--Agency's Position as to Fairness of the Merger," "Summary Term Sheet--The Merger--The Seneca Holders' Position as to Fairness of the Merger," "Special Factors--Background of Merger," "Special Factors--Opinion of Salomon Smith Barney," "Special Factors--Recommendations of the Special Committee and Our Board of Directors," "Special Factors--Agency's Position as to the Merger," "Special Factors--The Seneca Holders' Position as to the Merger" and in Appendix B to the Proxy Statement is incorporated herein by reference.

      (c) The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting," "Summary Term--The Special Meeting--Vote Required for Approval" and "Introduction Sheet--Voting Rights; Vote Required for Approval" is incorporated herein by reference.

      (d) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of Merger," "Special Factors--Opinion of Salomon Smith Barney," "Special Factors--Recommendations of the Special Committee and Our Board of Directors," "Special Factors--Agency's Position as to the Merger," "Special Factors--Interests of Our Directors and Executive Officers in the Merger" and in Appendix B to the Proxy Statement is incorporated herein by reference.

      (e) The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting," "Summary Term Sheet--The Merger--Recommendations of the Special Committee and Our Board of Directors," "Special Factors--Background of Merger," "Special Factors--Recommendations of the Special Committee and Our Board of Directors" and "Special Factors--Agency's Position as to the Merger" is incorporated herein by reference.

      (f)  Not applicable.

ITEM 9. REPORTS, OPINIONS APPRAISALS AND NEGOTIATIONS

      (a)-(b) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--The Merger--Opinion of Salomon Smith Barney," "Special Factors--Background of Merger," "Special Factors--Opinion of Salomon Smith Barney," "Special Factors--Recommendations of the Special Committee and Our Board of Directors," "The Merger--Financing of the Merger; Fees and Expenses of the Merger" and in Appendix B to the Proxy Statement is incorporated herein by reference.

      (c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--The Merger--Opinion of Salomon Smith Barney," "Special Factors--Opinion of Salomon Smith Barney," "Other Matters--Available Information" and in Appendix B to the Proxy Statement is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION

      (a)-(c) The information contained in the section of the Proxy Statement entitled "Summary Term Sheet--The Merger--Financing of the Merger" and "The Merger--Financing of the Merger; Fees and Expenses of the Merger" is incorporated herein by reference.

      (d)  Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--The Merger--Interests of Our Directors and Executive Officers in the Merger," "Introduction--Voting Rights; Vote Required for Approval," "Special Factors--Background of Merger," "Special Factors--Interests of Our Directors and Executive Officers in the Merger," "Special Factors--Relationships Among Seneca, Omnicom and Agency" and "Other Matters--Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

      (b) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of Merger," "Special Factors--Interests of Our Directors and Executive Officers in The Merger," "Special
Factors--Relationships Among Seneca, Omnicom and Agency" and "Special Factors--Relationships Among Seneca, Omnicom and Our Directors and Officers--Share Purchase Agreement" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      (d) The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting," "Introduction--Voting Rights; Vote Required for Approval," "Special Factors--Background of Merger," "Special Factors--Recommendations of the Special Committee and Our Board of Directors," "Special Factors--Agency's Position as to the Merger," "Special Factors--Agency's Reasons for the Merger," "Special Factors--The Seneca Holders' Position as to the Merger," "Special Factors--The Seneca Holders' Reasons for the Merger" and "The Merger--The Merger Agreement--Representations, Warranties and Covenants of Seneca and E-Services Investments" is incorporated herein by reference.

      (e) The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting," "Summary Term Sheet--The Merger--Recommendations of the Special Committee and Our Board of Directors," "Special Factors--Background of Merger," "Special Factors--Recommendations of the Special Committee and Our Board of Directors," "Special Factors--Agency's Position as to the Merger," "Special Factors-- Agency's Reasons for the Merger," "Special Factors--The Seneca Holders' Position as to the Merger" and "Special Factors--The Seneca Holders' Reasons for the Merger" is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS

      (a) The information contained in the sections of the Proxy Statement entitled "Information About Agency--Consolidated Ratios of Earnings to Fixed Charges and Book Value per Share," "Information About Agency--Selected Financial Data," "Information About Agency--Management's Discussion and Analysis of Financial Condition and Results of Operations," "Information About Agency--Financial Statements and Supplementary Financial Information" and "Other Matters--Available Information" is incorporated herein by reference.

      (b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting," "Introduction--Solicitation of Proxies; Expenses of Solicitation," "Special Factors--Background of Merger," "Special Factors--Opinion of Salomon Smith Barney," "Special Factors--Agency's Position as to the Merger," "Special Factors--Agency's Reasons for the Merger," "Special Factors--The Seneca Holders' Position as to the Merger," "Special Factors--The Seneca Holders' Reasons for the Merger," "Special Factors--Interests of Our Directors and Executive Officers in the Merger," "The Merger--Financing of the Merger; Fees and Expenses of the Merger" and in Appendix B to the Proxy Statement is incorporated herein by reference.

      (b) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of Merger," "Special Factors--Interests of Our Directors and Executive Officers in the Merger," "Special
Factors--Relationships Among Seneca, Omnicom and Agency" and "Special Factors--Relationships Among Seneca, Omnicom and Our Directors and Officers" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

      (b) The information contained in the section of the Proxy Statement entitled "Information About Agency--Legal Proceedings" is incorporated herein by reference.

ITEM 16. EXHIBITS.

      (a)(1) Preliminary Proxy Statement of the Company filed with the Securities and Exchange Commission on July 10, 2001 and incorporated herein by reference.

      (a)(2) Proxy Card (included in the Proxy Statement and incorporated herein by reference).

      (b)    Not applicable.

      (c)(1) Opinion of Salomon Smith Barney Inc. (included as Appendix B to the Proxy Statement and incorporated herein by reference).

      (c)(2) Materials presented by Salomon Smith Barney to the Special Committee on June 25, 2001 (filed herewith).

      (d)(1) Agreement and Plan of Merger, dated as of June 26, 2001, among the Company, Seneca and Merger Sub (included as Appendix A to the Proxy Statement and incorporated herein by reference).

      (d)(2) Share Purchase Agreement, dated as of May 14, 2001, by and among Seneca, Merger Sub and the stockholders listed therein (incorporated by reference to Exhibit 1 to Amendment No. 1 to
             Schedule 13D filed by Seneca on May 15, 2001).

      (d)(3) Registration Rights Agreement (incorporated by reference to the exhibits filed with Company's Registration Statement on Form S-1 (Reg. No. 333-986433), which was declared effective on December 8,
             1999).

      (d)(4) Credit Agreement, dated as of November 4, 1999, between
             Omnicom Finance Inc., the Company and the subsidiary guarantors named therein (incorporated by reference to the exhibits filed with Company's Registration Statement on Form S-1
             (Reg. No. 333-986433), which was declared effective on December 8,
             1999).

      (d)(5) Restricted Stock Agreement, dated April 16, 1999, by and between Kevin Rowe and the Company (incorporated by reference to the exhibits filed with Company's Registration Statement on Form S-1 (Reg. No. 333-986433), which was declared effective on December 8,
             1999).

      (d)(6) Warrant Agreement, dated November 24, 1999 (incorporated by reference to the exhibits filed with the Company's Registration Statement on Form S-1 (Reg. No. 333-986433), which was declared effective on December 8, 1999).

      (d)(7) Warrant Agreement, as amended, dated April 28, 1999 (incorporated by reference to the exhibits filed with the Company's Registration Statement on Form S-1 (Reg. No. 333-986433), which was declared effective on December 8, 1999).

      (d)(8) Promissory Note, Pledge Agreement and Indemnity Agreement to the Company by Chan Suh (incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000).

      (d)(9) Promissory Note, Pledge Agreement and Indemnity Agreement to the Company by Kyle Shannon (incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000).

      (d)(10)Promissory Note, Pledge Agreement and Indemnity Agreement to the Company by Eamonn Wilmott (incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000).

      (f) Section 262 of the Delaware General Corporation Law (included as Appendix C to the Proxy Statement and incorporated herein by reference).

      (g)    Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 21, 2001

                                      SENECA INVESTMENTS LLC


                                      By: /s/ Michael P. Tierney
                                         ---------------------------------------
                                          Michael P. Tierney
                                          Chief Executive Officer

                                      E-SERVICES INVESTMENTS AGENCY SUB LLC

                                          By: Communicade LLC, its member
                                             By: Seneca Investments LLC, its
                                                 member


                                      By: /s/ Michael P. Tierney
                                         ---------------------------------------
                                          Michael P. Tierney
                                          Chief Executive Officer

                                      AGENCY.COM LTD.


                                      By: /s/ James Imbriaco
                                         ---------------------------------------
                                          James Imbriaco
                                          Executive Vice President, General
                                          Counsel and Secretary

                                 EXHIBIT NUMBER

    Exhibit
    Number  Description
    ------  -----------

     (a)(1) Preliminary Proxy Statement of the Company filed with the Securities and Exchange Commission on July 10, 2001 and incorporated herein by reference.

     (a)(2) Proxy Card (included in the Proxy Statement and incorporated herein by reference).

     (b)    Not applicable.

     (c)(1) Opinion of Salomon Smith Barney Inc. (included as Appendix B to the Proxy Statement and incorporated herein by reference).

     (c)(2) Materials presented by Salomon Smith Barney to the Special Committee on June 25, 2001 (filed herewith).

     (d)(1) Agreement and Plan of Merger, dated as of June 26, 2001, among the Company, Seneca and Merger Sub (included as Appendix A to the Proxy Statement and incorporated herein by reference).

     (d)(2) Share Purchase Agreement, dated as of May 14, 2001, by and among Seneca, Merger Sub and the stockholders listed therein (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D filed by Seneca on May 15, 2001).

     (d)(3) Registration Rights Agreement (incorporated by reference to the exhibits filed with Company's Registration Statement on Form S-1 (Reg. No. 333-986433) which was declared effective on December 8,
            1999).

     (d)(4) Credit Agreement, dated as of November 4, 1999, between Omnicom Finance Inc., the Company and the subsidiary guarantors named therein (incorporated by reference to the exhibits filed with Company's Registration Statement on Form S-1 (Reg. No. 333-986433) which was declared effective on December 8, 1999).

     (d)(5) Restricted Stock Agreement, dated April 16, 1999, by and between Kevin Rowe and the Company (incorporated by reference to the exhibits filed with Company's Registration Statement on Form S-1 (Reg. No. 333-986433) which was declared effective on December 8,
            1999).

     (d)(6) Warrant Agreement, dated November 24, 1999 (incorporated by reference to the exhibits filed with Company's Registration Statement on Form S-1 (Reg. No. 333-986433) which was declared effective on December 8, 1999).

     (d)(7) Warrant Agreement, as amended, dated April 28, 1999 (incorporated by reference to the exhibits filed with Company's Registration Statement on Form S-1 (Reg. No. 333-986433) which was declared effective on December 8, 1999).

     (d)(8) Promissory Note, Pledge Agreement and Indemnity Agreement to the Company by Chan Suh (incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000).

     (d)(9) Promissory Note, Pledge Agreement and Indemnity Agreement to the Company by Kyle Shannon (incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000).

     (d)(10)Promissory Note, Pledge Agreement and Indemnity Agreement to the Company by Eamonn Wilmott (incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000).

     (f) Section 262 of the Delaware General Corporation Law (included as Appendix C to the Proxy Statement and incorporated herein by reference).

     (g)    Not applicable.